VIA EDGAR

January 23, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	BioTelemetry, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed on February 22, 2016
Form 8-K
Filed November 2, 2016
File No. 000-55039

Dear Mr. Spirgel:

This letter responds to your letter dated January 19, 2017, which sets forth the response of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s letter dated January 4, 2017 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) and the Company’s Form 8-K filed on November 2, 2016.

For your convenience, we have included each of the Staff’s comments in italics before the corresponding response.  The Staff’s comments and the Company’s responses thereto are numbered to correspond with the paragraphs numbered in your January 19, 2017 letter.

Form 8-K Filed on November 2, 2016

Exhibit 99.1

1.                                      We note your response to comment 1.  On page 9 of your Form 10-K for the fiscal year ended December 31, 2015, you indicated that your business is dependent on your ability to protect the proprietary technology.  Your response indicates that because you have voluntarily undertaken these patent litigation proceedings and can make the decision to stop these proceedings, and the related expense, at any time, it is not normal to incur these expenses.  In this regard, it appears that defending the intellectual property is part of your normal business operations to protect sales.  Please revise your presentation or explain why these are not normal, recurring, cash operating expenses necessary to operate your business.  See Question 100.01 of the updated Non-GAAP Compliance and Disclosures issued on May 17, 2016.

1000 Cedar Hollow Road • Suite 102 • Malvern, PA 19355

Tel 610.729.7000 • Fax 610.828.3753

Response:

We have reviewed the guidance under Question 100.01 of the Non-GAAP Compliance & Disclosure Interpretations (“C&DIs”) issued on May 17, 2016, and have considered the patent litigation adjustment used to calculate our non-GAAP measures in this context and whether they could be misleading.  Based on the detail provided below, we do not believe it is misleading and do believe it is appropriate and acceptable per the guidance to remove the patent litigation expense from our non-GAAP financial measures.

We have reviewed the disclosure on page 9 of our Form 10-K where we have indicated that: “our business …is dependent in part upon our ability to protect our propriety technology…”  However, we also note that preceding this statement, in the same paragraph, we list a number of actions that we believe are normal activities that the Company engages in to defend our patents.  These actions include: filing and maintaining patents, maintaining intellectual property and proprietary know-how as trade secrets and requiring non-disclosure agreements from our partners.  We consider all expenses associated with these actions to be normal, recurring, cash operating expenses necessary to operate the business.  In this same disclosure on our Form 10-K, we do not mention taking legal action against a competitor for patent infringement as we do not consider this to be a patent defense activity undertaken in the normal course of operating our business.  This is also not a common practice within the remote cardiac monitoring industry.  Prior to our recent limited activity, we have engaged in patent litigation only one other time since our incorporation in 1999.

We view patent litigation to be an extreme measure that we have taken on a rare occasion against certain competitors for copying our proprietary technology, infringing our patents and misappropriating our trade secrets.  It is not the Company’s normal business practice to search for possible incidences of copying or patent infringement.  We do not believe that other companies typically engage in these types of unlawful activities, and, as such, we do not believe litigating against these companies for these unlawful activities is typical or necessary to operate our business.  In recent years, the Company has initiated four distinct intellectual property matters with the courts.  This process began when management was provided specific information regarding a competitor that was potentially copying and infringing certain of the Company’s patents and decided to take action.  Through this process, the Company uncovered information that led to the identification of three additional competitors that were violating our intellectual property rights.  While there are other common patents asserted, three of these four cases include two key patents involving the processing and reporting of data (patents 7,712,850 and 7,907,996).  Two of the four also include misappropriation of trade secrets.  To add perspective to the specificity of these actions, the Company currently holds a total of forty-nine active patents in the U.S.  In these situations, the Company’s preference would have been to not litigate, but the facts and circumstances to date have not allowed for resolution outside of litigation.

As a result, we do not consider patent litigation to be a normal business activity, which is why it is helpful for investors to supplement our GAAP results with non-GAAP measures excluding these charges.  To not include this supplemental information at this time could create confusion amongst investors when these expenses decline in future periods, by showing a significant increase in GAAP earnings that is not attributable to improved performance of our business.  Providing our non-GAAP disclosures prevents potential confusion caused by the future reduction in patent ligation expense by allowing for comparability of results without this expense.  Also to note, the Company will exclude any gain resulting from these actions from our non-GAAP financial measures as well.

Given this information, providing investors with non-GAAP measures, excluding patent litigation, is useful in evaluating the long-term performance of the Company and the sustainability of our results. Based on our interactions with our investors, we do not believe investors are being misled by the adjustments and their exclusion from our non-GAAP measures.  In fact, our investors and analysts have indicated that this information is valuable for their assessment and comparability of our results over time and allows for comparability against other companies’ results.

As detailed below, we will also include additional disclosures related to the nature of these patent litigation charges in future earnings releases.

2.                                In your next release, please provide a more substantive discussion of how each of your non-GAAP measures is useful to investors.  Please provide us with your proposed changes in your response letter.

Response

In accordance with the Staff’s comment, we have drafted the following enhanced disclosure regarding our non-GAAP financial measures to help clarify how this information is useful for management and investors to evaluate the Company’s performance.  Please note this disclosure does not discuss the non-GAAP financial measure of free cash flow which was in our November 2, 2016 Form 8-K but will be excluded from future releases.

“In addition to the results prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release also includes certain financial measures which have been adjusted and are not in accordance with generally accepted accounting principles (“Non-GAAP financial measures”).  These Non-GAAP financial measures include adjusted income from operations, adjusted net income, adjusted net income per diluted share and adjusted EBITDA.  In accordance with Regulation G of the Securities and Exchange Commission, the Company has provided a reconciliation of these Non-GAAP financial measures with the most directly comparable financial measure calculated in accordance with GAAP.

These Non-GAAP financial measures are not intended to replace GAAP financial measures.  They are presented as supplemental measures of our performance in an effort to provide our stakeholders better visibility into the Company’s ongoing operating results and to allow for comparability to prior periods as well as to other companies’ results.  Management uses these Non-GAAP financial measures to assess the financial health of the Company’s ongoing operating performance.  Management encourages our stakeholders to consider all of our financial measures and to not rely on any single financial measure to evaluate our performance.

Adjusted income from operations, adjusted net income and adjusted net income per diluted share exclude Other charges and the related tax impact from the respective GAAP measures.  By excluding expenses that are considered not necessary to support the ongoing business, the Company believes that these Non-GAAP financial measures offer a meaningful representation of the Company’s operating performance.  Patent litigation expense is a component of Other charges.  We view patent litigation as an extreme measure not typically required in our industry to protect a company’s intellectual property and, which has not been common practice for the Company.  The Company commenced patent litigation proceedings after the Company uncovered specific evidence of four distinct cases of misappropriation and infringement.  The Company can choose to resolve the outstanding matters and terminate the expense at any time.  Also included in Other charges are transaction related expenses which include integration costs, primarily professional fees and severance, which are not part of the ongoing operations, and therefore, not reflective of the Company’s core operations.

In addition to adjusted income from operations, adjusted net income and adjusted net income per diluted share, we also present adjusted EBITDA.  This Non-GAAP financial measure excludes income taxes, interest, Other charges, depreciation and amortization and stock compensation expense.  EBITDA is a widely accepted financial measure which we believe our stakeholders use to compare our ongoing financial performance to that of other companies.  Adjusting our EBITDA for Other charges is a meaningful financial measure as we believe it is an indication of our ongoing operations.  In addition, we also add back stock compensation expense because it is non-cash in nature.  Other companies in our industry may calculate adjusted EBITDA in a different manner.”

If you have any questions regarding the foregoing, please feel free to contact me at (610) 729-7154.

Sincerely,

/s/ Heather C. Getz

Heather C. Getz
Chief Financial Officer

cc:	Christie Wong, Securities and Exchange Commission
Ivette Leon, Securities and Exchange Commission
Greg Dundas, Securities and Exchange Commission
Celeste Murphy, Securities and Exchange Commission